Capped Return Dual Directional Notes with Daily Knock-Out Observation Linked to the S&P 500® Index Due April 5, 2027

PRODUCT CHARACTERISTICS
•	Daily Knock-Out Observation — A Knock-Out Event will occur if, on any scheduled trading day during the Observation Period, the closing value of the Underlier is greater than the Upper Knock-Out Value (at least 125% of the Initial Underlier Value, to be determined on the Trade Date) or less than the Lower Knock-Out Value (at most 75% of the Initial Underlier Value, to be determined on the Trade Date).
•	Fixed Return at Maturity If a Knock-Out Event Occurs — If a Knock-Out Event occurs, at maturity, investors will receive a fixed return of 2%.
•	Capped Return Potential or Absolute Value Return If No Knock-Out Event Occurs — If a Knock-Out Event has not occurred and the Final Underlier Value is greater than the Initial Underlier Value, at maturity, investors will receive a return equal to the Underlier Return. If a Knock-Out Event has not occurred and the Final Underlier Value is less than the Initial Underlier Value, at maturity, investors will receive a one-for-one positive return equal to the absolute value of the Underlier Return.
KEY TERMS
Issuer:	Royal Bank of Canada (“RBC”)
CUSIP:	78017KVG4
Underlier:	The S&P 500® Index (Bloomberg symbol “SPX”)
Trade Date:	March 31, 2025
Issue Date:	April 3, 2025
Valuation Date:	March 31, 2027
Maturity Date:	April 5, 2027
Payment at Maturity:

Investors will receive on the Maturity Date per $1,000 principal amount of Notes:

•

If a Knock-Out Event has not occurred and the Final Underlier Value is greater than or equal to the Initial Underlier Value, an amount equal to:

$1,000 + ($1,000 × Underlier Return)

Assuming an Upper Knock-Out Value of 125% of the Initial Underlier Value (to be determined on the Trade Date), in no event will this return exceed 25%.

•

If a Knock-Out Event has not occurred and the Final Underlier Value is less than the Initial Underlier Value, an amount equal to:

$1,000 + (-1 × $1,000 × Underlier Return)

In this case, you will receive a positive return on the Notes equal to the absolute value of the Underlier Return, even though the Underlier Return is negative. Assuming a Lower Knock-Out Value of 75% of the Initial Underlier Value (to be determined on the Trade Date), in no event will this return exceed 25%.

•

If a Knock-Out Event has occurred: $1,020

All payments on the Notes are subject to our credit risk.

Knock-Out Event:	A Knock-Out Event will occur if, on any scheduled trading day during the Observation Period, the closing value of the Underlier is greater than the Upper Knock-Out Value or less than the Lower Knock-Out Value.
Observation Period:	The period consisting of each scheduled trading day from but excluding the Trade Date to and including the Valuation Date

KEY TERMS (continued)
Underlier Return:	Final Underlier Value – Initial Underlier Value Initial Underlier Value
Upper Knock-Out Value:	At least 125% of the Initial Underlier Value, to be determined on the Trade Date
Lower Knock-Out Value:	At most 75% of the Initial Underlier Value, to be determined on the Trade Date
Initial Underlier Value:	The closing value of the Underlier on the Trade Date
Final Underlier Value:	The closing value of the Underlier on the Valuation Date
PAYOFF DIAGRAM

This document provides a summary of the terms of the Notes. Investors should carefully review the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus, as well as “Selected Risk Considerations” below, before making a decision to invest in the Notes:

https://www.sec.gov/Archives/edgar/data/1000275/000095010325003002/dp225858_424b2-us2312spx.htm

The initial estimated value of the Notes determined by us as of the Trade Date, which we refer to as the initial estimated value, is expected to be between $929.70 and $979.70 per $1,000 principal amount of Notes and will be less than the public offering price of the Notes. We describe the determination of the initial estimated value in more detail in the accompanying preliminary pricing supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. Some of the risks that apply to an investment in the Notes are summarized below, but we urge you to read also the “Selected Risk Considerations” section of the accompanying preliminary pricing supplement and the “Risk Factors” sections of the accompanying prospectus, prospectus supplement and product supplement. You should not purchase the Notes unless you understand and can bear the risks of investing in the Notes.

•	The Notes Do Not Pay Interest, and Your Return on the Notes May Be Lower Than the Return on a Conventional Debt Security of Comparable Maturity.
•	Your Potential Return at Maturity Is Limited.
•	Payments on the Notes Are Subject to Our Credit Risk, and Market Perceptions about Our Creditworthiness May Adversely Affect the Market Value of the Notes.
•	Any Payment on the Notes Will Be Determined Based on the Closing Values of the Underlier on the Dates Specified.
•	You May Be Required to Recognize Taxable Income on the Notes Prior to Maturity.
•	There May Not Be an Active Trading Market for the Notes; Sales in the Secondary Market May Result in Significant Losses.
•	The Initial Estimated Value of the Notes Will Be Less Than the Public Offering Price.
•	The Initial Estimated Value of the Notes Is Only an Estimate, Calculated as of the Trade Date.
•	Our and Our Affiliates’ Business and Trading Activities May Create Conflicts of Interest.
•	RBCCM’s Role as Calculation Agent May Create Conflicts of Interest.
•	You Will Not Have Any Rights to the Securities Included in the Underlier.
•	Any Payment on the Notes May Be Postponed and Adversely Affected by the Occurrence of a Market Disruption Event.
•	Adjustments to the Underlier Could Adversely Affect Any Payments on the Notes.

Royal Bank of Canada has filed a registration statement (including a product supplement, underlying supplement, prospectus supplement and prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read those documents and the other documents that we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering will arrange to send you those documents if you so request by calling toll-free at 1-877-688-2301.

As used in this document, “Royal Bank of Canada,” “we,” “our” and “us” mean only Royal Bank of Canada. Capitalized terms used in this document without definition are as defined in the accompanying preliminary pricing supplement.

Registration Statement No. 333-275898; filed pursuant to Rule 433